Consolidated Statements of Operations

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(unaudited, in millions of Canadian dollars except for per share amounts)	2010	2009	2010	2009

Revenue
Premium income:
Annuities	$709	$1,531	$1,454	$2,884
Life insurance	1,470	1,589	3,044	3,138
Health insurance	1,099	1,072	2,195	2,189

	3,278	4,192	6,693	8,211

Net investment income (loss) (Note 6):
Change in fair value of held-for-trading assets	1,070	2,858	1,702	1,953
Income (loss) from derivative investments	347	(366)	284	(447)
Net gains (losses) on available-for-sale assets	37	(15)	80	(65)
Other net investment income	1,317	1,423	2,604	2,866

	2,771	3,900	4,670	4,307

Fee income	757	628	1,498	1,230

	6,806	8,720	12,861	13,748

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	921	1,178	1,852	2,558
Annuity payments	331	343	665	686
Death and disability benefits	650	784	1,334	1,632
Health benefits	804	802	1,606	1,602
Policyholder dividends and interest on claims and deposits	264	367	556	699

	2,970	3,474	6,013	7,177
Net transfers to (from) segregated funds	214	242	459	350
Increase (decrease) in actuarial liabilities (Note 8)	2,092	2,806	2,949	3,334
Commissions	389	424	799	821
Operating expenses	810	767	1,635	1,544
Premium taxes	54	55	107	110
Interest expense	113	109	223	206

	6,642	7,877	12,185	13,542

Income (loss) before income taxes and non-controlling interests	164	843	676	206
Income taxes expense (benefit) (Note 9)	(84)	228	(3)	(217)
Non-controlling interests in net income (loss) of subsidiaries	5	3	10	6

Total net income (loss)	243	612	669	417
Less: Participating policyholders’ net income (loss)	8	4	4	4

Shareholders’ net income (loss)	235	608	665	413
Less: Preferred shareholder dividends	22	17	43	35

Common shareholders’ net income (loss)	$213	$591	$622	$378

Average exchange rates:
U.S. dollars	1.03	1.17	1.03	1.21
U.K. pounds	1.53	1.81	1.58	1.79

Earnings (loss) per share (Note 3)
Basic	$0.38	$1.06	$1.10	$0.68
Diluted	$0.37	$1.05	$1.09	$0.67

Weighted average shares outstanding in millions (Note 3)
Basic	567	560	566	560
Diluted	568	561	567	560
The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 21

Consolidated Balance Sheets

	As at
	June 30,	December 31,	June 30,
(unaudited, in millions of Canadian dollars)	2010	2009(1)	2009(1)

Assets
Bonds – held-for-trading	$55,750	$51,634	$49,876
Bonds – available-for-sale	11,648	9,673	10,512
Mortgages and corporate loans	19,670	19,449	21,177
Stocks – held-for-trading	3,777	4,331	3,771
Stocks – available-for-sale	606	635	841
Real estate	4,949	4,877	4,941
Cash, cash equivalents and short-term securities	9,558	11,868	11,200
Derivative assets	1,476	1,382	1,306
Policy loans and other invested assets	3,526	3,503	3,594
Other invested assets – held-for-trading	468	425	380
Other invested assets – available-for-sale	443	452	524

Invested assets	111,871	108,229	108,122
Goodwill	6,439	6,419	6,496
Intangible assets	925	926	968
Other assets	5,680	4,517	5,070

Total general fund assets	$124,915	$120,091	$120,656

Segregated funds net assets	$80,392	$81,305	$70,772

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 8)	$87,666	$84,758	$83,721
Amounts on deposit	4,351	4,181	4,114
Deferred net realized gains	225	225	253
Senior debentures	3,811	3,811	3,312
Derivative liabilities	1,331	1,257	1,898
Other liabilities	6,371	5,432	6,348

Total general fund liabilities	103,755	99,664	99,646
Subordinated debt	3,051	3,048	3,064
Non-controlling interests in subsidiaries	51	42	33
Total equity	18,058	17,337	17,913

Total general fund liabilities and equity	$124,915	$120,091	$120,656

Segregated funds contract liabilities	$80,392	$81,305	$70,772

(1) Opening retained earnings as at January 1, 2008 have been restated. Refer to Note 2.

Exchange rate at balance sheet date:

U.S. dollars	1.06	1.05	1.16
U.K. pounds	1.59	1.70	1.91
The attached notes form part of these Interim Consolidated Financial Statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer

John H. Clappison
Director

22 Sun Life Financial Inc. Second Quarter 2010	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Equity

	For the six months ended
	Participating		June 30,	June 30,
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2010	2009

Preferred shares
Balance, beginning of period	$–	$1,741	$1,741	$1,495
Preferred shares issued (Note 5)	–	280	280	250
Issuance costs, net of taxes (Note 5)	–	(6)	(6)	(4)

Balance, end of period	–	2,015	2,015	1,741

Common shares
Balance, beginning of period	–	7,126	7,126	6,983
Stock options exercised	–	10	10	2
Shares issued under dividend reinvestment and share purchase plan (Note 5)	–	130	130	29

Balance, end of period	–	7,266	7,266	7,014

Contributed surplus
Balance, beginning of period	–	133	133	118
Stock-based compensation	–	(4)	(4)	(2)
Stock options exercised	–	(2)	(2)	–

Balance, end of period	–	127	127	116

Retained earnings
Balance, beginning of period (1)	120	10,762	10,882	11,135
Net income (loss)	4	665	669	417
Dividends on common shares	–	(406)	(406)	(403)
Dividends on preferred shares	–	(43)	(43)	(35)

Balance, end of period	124	10,978	11,102	11,114

Accumulated other comprehensive income (loss), net of taxes
Balance, beginning of period	(13)	(2,532)	(2,545)	(2,399)
Total other comprehensive income (loss)	1	92	93	327

Balance, end of period	(12)	(2,440)	(2,452)	(2,072)

Total retained earnings and accumulated other comprehensive income (loss)	112	8,538	8,650	9,042

Total equity	$112	$17,946	$18,058	$17,913

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$–	$115	$115	$(649)
Unrealized foreign currency translation gains (losses), net of hedging activities	(12)	(2,609)	(2,621)	(1,504)
Unrealized gains (losses) on derivatives designated as cash flow hedges	–	54	54	81

Balance, end of period	$(12)	$(2,440)	$(2,452)	$(2,072)

Consolidated Statements of Comprehensive Income

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(unaudited, in millions of Canadian dollars)	2010	2009	2010	2009

Total net income (loss)	$243	$612	$669	$417
Other comprehensive income (loss), net of taxes (Note 9):
Unrealized foreign currency translation gains (losses), excluding hedges	603	(1,007)	82	(550)
Unrealized foreign currency gains (losses), net investment hedges	(122)	193	(66)	91
Net adjustment for foreign exchange losses (gains)	–	4	–	4
Unrealized gains (losses) on available-for-sale assets	12	1,083	147	761
Reclassifications to net income (loss) for available-for-sale assets	(45)	(1)	(62)	19
Unrealized gains (losses) on cash flow hedging instruments	(11)	3	(9)	–
Reclassifications to net income (loss) for cash flow hedges	4	(3)	1	2

Total other comprehensive income (loss)	441	272	93	327

Total comprehensive income (loss)	684	884	762	744

Less: Participating policyholders’ net income (loss)	8	4	4	4
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	2	(4)	1	(3)

Shareholders’ comprehensive income (loss)	$674	$884	$757	$743

(1) Opening retained earnings as at January 1, 2008 have been restated. Refer to Note 2. The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 23

Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(unaudited, in millions of Canadian dollars)	2010	2009	2010	2009

Cash flows provided by (used in) operating activities
Total net income (loss)	$243	$612	$669	$417
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	2,051	2,845	2,844	3,438
Unrealized losses (gains) on held-for-trading assets and derivatives	(1,056)	(2,884)	(1,833)	(1,539)
Amortization of deferred gains and unrealized gains on real estate investments	(6)	(22)	(18)	(50)
Accrued expenses and taxes	(46)	22	(38)	(187)
Investment income due and accrued	54	51	(35)	(1)
Other items not affecting cash	(174)	128	41	(278)
Realized losses (gains) on held-for-trading and available-for-sale assets	(416)	383	(271)	43
Mutual fund acquisition costs capitalized, net of redemption fees	(19)	(22)	(39)	(32)

Net cash provided by (used in) operating activities	631	1,113	1,320	1,811

Cash flows provided by (used in) financing activities
Borrowed funds	9	(23)	(7)	(6)
Issuance of senior financing	–	58	–	119
Collateral on senior financing	–	34	–	231
Issuance of senior debenture	–	299	–	299
Issuance of subordinated debt	–	–	–	496
Issuance of common shares on exercise of stock options	2	2	8	2
Issuance of preferred shares (Note 5)	271	244	271	244
Dividends paid on common shares	(135)	(372)	(270)	(573)
Dividends paid on preferred shares	(22)	(17)	(43)	(35)

Net cash provided by (used in) financing activities	125	225	(41)	777

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages	6,927	5,941	13,955	10,916
and corporate loans, stocks and real estate
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(9,470)	(5,317)	(17,745)	(10,477)
Policy loans	(17)	(50)	(20)	(98)
Short-term securities*	2,415	378	2,239	343
Other investments	529	(704)	189	(342)

Net cash provided by (used in) investing activities	384	248	(1,382)	342

Changes due to fluctuations in exchange rates	191	(481)	86	(321)

Increase (decrease) in cash and cash equivalents	1,331	1,105	(17)	2,609
Cash and cash equivalents, beginning of period*	4,517	7,022	5,865	5,518

Cash and cash equivalents, end of period*	5,848	8,127	5,848	8,127
Short-term securities, end of period	3,710	3,073	3,710	3,073

Cash, cash equivalents and short-term securities, end of period	$9,558	$11,200	$9,558	$11,200

Supplementary information
Cash and cash equivalents:
Cash			$930	$740
Cash equivalents*			4,918	7,387

			$5,848	$8,127

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$169	$155	$223	$186

Net income taxes	$51	$183	$1	$155

*
Includes a restatement of short-term securities of $1,038 for the three and six months ended June 30, 2009 ($2,344 and $1,745, respectively, at the beginning of the three and six months ended June 30, 2009) that were included as cash equivalents in error previously. As a result, cash flows provided by (used in) investing activities have been adjusted by $707 and $1,306 in the three and six months, respectively, ended June 30, 2009 columns.

The attached notes form part of these Interim Consolidated Financial Statements.

24 Sun Life Financial Inc. Second Quarter 2010	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(unaudited, in millions of Canadian dollars)	2010	2009	2010	2009

Additions to segregated funds
Deposits:
Annuities	$2,309	$2,639	$4,926	$5,071
Life insurance	193	203	393	427

	2,502	2,842	5,319	5,498
Net transfers from (to) general funds	214	242	459	350
Net realized and unrealized gains (losses)	(4,008)	5,911	(1,928)	3,565
Other investment income	432	543	642	803

	(860)	9,538	4,492	10,216

Deductions from segregated funds
Payments to policyholders and their beneficiaries	1,990	1,891	4,375	3,664
Management fees	277	217	548	410
Taxes and other expenses	52	67	124	143
Effect of changes in currency exchange rates	(1,657)	2,039	358	989

	662	4,214	5,405	5,206

Net additions (reductions) to segregated funds for the period	(1,522)	5,324	(913)	5,010
Segregated funds net assets, beginning of period	81,914	65,448	81,305	65,762

Segregated funds net assets, end of period	$80,392	$70,772	$80,392	$70,772

Consolidated Statements of Segregated Funds Net Assets

	As at
	June 30,	December 31,	June 30,
(unaudited, in millions of Canadian dollars)	2010	2009	2009

Assets
Segregated and mutual fund units	$63,879	$64,265	$54,554
Stocks	7,154	7,832	5,141
Bonds	7,674	7,813	9,686
Cash, cash equivalents and short-term securities	2,437	1,647	1,726
Real estate	320	319	131
Mortgages	34	34	38
Other assets	4,111	1,905	1,829

	85,609	83,815	73,105

Liabilities	5,217	2,510	2,333

Net assets attributable to segregated funds policyholders	$80,392	$81,305	$70,772

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 25

Condensed Notes to the Interim Consolidated Financial Statements
(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. (SLF Inc.), together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., is collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its Interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these Interim Consolidated Financial Statements are the same as those applied in the 2009 Annual Consolidated Financial Statements, except as described in Note 2. The Interim Consolidated Financial Statements should be read in conjunction with the most recent Annual Consolidated Financial Statements, as they do not include all information and notes required by Canadian GAAP for Annual Consolidated Financial Statements.
2. Accounting Policies
ACCOUNTING ADJUSTMENTS
During the second quarter of 2010, the Company made an accounting adjustment for an error that originated at Clarica Life Insurance Company prior to the Company’s acquisition of that business in 2002. The error includes an understatement of actuarial liabilities and an overstatement of future income tax liabilities. The error is not material to the Consolidated Financial Statements of each of the prior quarters to which it relates, but correcting for the cumulative impact of the error through the current quarter’s Consolidated Statements of Operations would materially impact the current quarter’s results. Accordingly, the Company has corrected the error by increasing actuarial liabilities by $120, decreasing future income tax liabilities by $34, increasing other assets by $9, and correspondingly, decreasing shareholders’ opening retained earnings by $77 as at January 1, 2008.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued three new Handbook Sections: Section 1582, Business Combinations; Section 1601, Consolidated Financial Statements; and Section 1602, Non-Controlling Interests. Section 1582 clarifies that an acquisition occurs when an entity obtains control of a business and provides guidance on determining the date of the acquisition and the measurement and recognition of assets acquired and liabilities assumed. Section 1601 provides standards for the preparation of Consolidated Financial Statements. Section 1602 requires that non-controlling interests be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. These sections are effective for fiscal years beginning on or after January 1, 2011, with early adoption allowed to facilitate the transition to International Financial Reporting Standards (IFRS). The Company did not early adopt these sections.
International Financial Reporting Standards
In accordance with the requirements of the Canadian Accounting Standards Board, all publicly accountable entities will adopt IFRS as of January 1, 2011, with comparatives for the prior year. The Company’s first annual Consolidated Financial Statements will be for the year ending December 31, 2011. As a result, the Company will publish its first Interim Consolidated Financial Statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011.
The significant areas of policy differences identified by the Company to date include:
Contract classification and measurement
Under IFRS, product classification determines the accounting and measurement for contracts. For the Company, existing life, health and annuity policies will be classified as either insurance contracts or investment contracts. The majority of the Company’s general fund contracts will retain their classification as insurance contracts under IFRS. Insurance contract liabilities will continue to be valued under the Canadian Asset Liability Method, the current Canadian GAAP methodology. The Company expects measurement differences to arise on certain insurance contracts classified as investment contracts and accounted for as financial instruments under IFRS. Certain financial instruments designated as held-for-trading under Canadian GAAP that support investment contracts will be redesignated as available-for-sale or loans and receivables under IFRS.
Goodwill
Impairment testing of goodwill will be conducted at a more granular level known as the cash generating unit (CGU) under IFRS compared to the testing at a reporting unit level for Canadian GAAP. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The determination of a CGU is based primarily on the cash inflows generated but also requires consideration of how management monitors its operations. The impairment test for goodwill compares the fair value of a CGU to its carrying value. If the fair value of the CGU exceeds its carrying value, its goodwill is deemed not to be impaired. Conversely, if the carrying value exceeds the fair value of the CGU, the deficiency is considered to be evidence of impairment.
Share-based payments
Certain awards granted by Massachusetts Financial Services Company to its employees that are treated as equity-settled awards and measured at fair value at the date of grant will be considered cash-settled liabilities under IFRS and are required to be remeasured at fair value at each reporting date until the awards are settled in cash or expire. As a result, the expense under IFRS will vary with the change in fair value, if any, of the share-based awards and underlying shares, including dividends.

26 Sun Life Financial Inc. Second Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Earnings per share (EPS)
Under IFRS, all financial instruments that contain a conversion feature to common shares must be included in the calculation of diluted earnings per share, irrespective of the likelihood of conversion. Certain innovative Tier-1 instruments issued by the Company contain features which enable the holder to convert their securities into common shares under certain circumstances. Including these financial instruments in the calculation of the Company’s diluted EPS is expected to decrease diluted EPS. In addition, the diluted EPS under IFRS excludes the impact of stock-based compensation equity awards of a subsidiary which are accounted for as cash-settled liabilities under IFRS.
Hedge accounting
Certain hedging strategies of the Company may be impacted by changes under IFRS, which include new criteria for the application of hedge accounting and changes to effectiveness testing and measurement of hedging relationships. For example, IFRS does not permit the critical terms matching method for the assessment of hedge effectiveness. As a result, hedge ineffectiveness will be reflected in reported net income.
Consolidation and presentation
The concept of control differs under IFRS and will result in the consolidation of certain securitized off-balance sheet structures, which did not previously require consolidation under Canadian GAAP.
In addition, segregated fund assets and liabilities, which were required to be separately presented under Canadian GAAP, will now be included within the Company’s total assets and total liabilities. The Company will continue to distinguish these assets and liabilities from other general fund assets and liabilities.
In addition, reinsurance assets will no longer be netted against insurance contract liabilities under IFRS.
Real estate
All properties, other than owner-occupied properties, will be classified as investment property and measured at fair value under IFRS. Owner-occupied properties will be classified as property and equipment and measured at cost less depreciation.
IFRS 1, First Time Adoption of IFRS
IFRS 1 is a financial reporting standard that stipulates the requirements for an entity that is preparing IFRS compliant statements for the first time, and generally requires retrospective application of all IFRS standards, but also provides for optional exemptions and mandatory exceptions to this general rule. The following key optional exemptions are considered to be significant to the Company:
•	the option to reset all cumulative foreign currency translation differences to zero through retained earnings at transition;

•	the option not to restate the accounting for business combinations on acquisitions prior to transition; and

•	the option to recognize through retained earnings at transition all cumulative unrecognized actuarial gains and losses on defined benefit plans under Canadian GAAP.
The areas of policy differences and the final decisions on the IFRS 1 exemptions that result in measurement and recognition differences between Canadian GAAP and IFRS, along with the related income tax impacts, will be recorded in the opening retained earnings of the Company, impacting shareholders’ equity. The Company is currently assessing the quantitative effect of these differences on the Consolidated Financial Statements in 2010 as it prepares its comparative reporting. As IFRS standards continue to change, the Company will assess their impact on the Consolidated Financial Statements.
3. Earnings (Loss) Per Share
Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings (loss) per share computations are as follows:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Common shareholders’ net income (loss)	$213	$591	$622	$378
Less: Effect of stock options of subsidiaries(1)	2	1	4	2

Common shareholders’ net income (loss) on a diluted basis	$211	$590	$618	$376

Weighted average number of shares outstanding for basic earnings per share (in millions)	567	560	566	560
Add: Adjustments relating to the dilutive impact of stock options(2)	1	1	1	–

Weighted average number of shares outstanding on a diluted basis (in millions)	568	561	567	560

Basic earnings (loss) per share	$0.38	$1.06	$1.10	$0.68

Diluted earnings (loss) per share	$0.37	$1.05	$1.09	$0.67

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 27

4. Segmented Information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments operate in the financial services industry and reflect the Company’s management structure and internal financial reporting. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its Corporate Support operations, which includes active reinsurance and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other reportable segments. Total net income (loss) in Corporate is shown net of certain expenses borne centrally.
Intersegment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Intersegment revenue for the three and six months ended June 30, 2010 consists of interest of $31 and $62, respectively, ($35 and $74, respectively, in 2009) and fee income of $16 and $32, respectively ($13 and $24, respectively, in 2009).

Results by segment for						Consolidation
the three months ended	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2010
Revenue	$2,739	$2,709	$348	$398	$659	$(47)	$6,806
Total net income (loss)	$152	$(93)	$47	$23	$114	$–	$243

June 30, 2009
Revenue	$3,479	$3,893	$299	$634	$463	$(48)	$8,720
Total net income (loss)	$211	$367	$32	$19	$(17)	$–	$612

Results by segment for						Consolidation
the six months ended	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2010
Revenue	$5,436	$4,843	$694	$796	$1,186	$(94)	$12,861
Total net income (loss)	$386	$(5)	$96	$27	$165	$–	$669

June 30, 2009
Revenue	$5,728	$6,253	$587	$872	$406	$(98)	$13,748
Total net income (loss)	$405	$(40)	$60	$36	$(44)	$–	$417

						Consolidation
Assets by segment as at	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

June 30, 2010
General fund assets	$57,599	$45,549	$908	$7,055	$15,138	$(1,334)	$124,915
Segregated funds net assets	$41,058	$27,154	$–	$1,934	$10,246	$–	$80,392

December 31, 2009
General fund assets	$55,631	$42,615	$859	$6,437	$15,854	$(1,305)	$120,091
Segregated funds net assets	$41,426	$26,848	$–	$1,788	$11,243	$–	$81,305

June 30, 2009
General fund assets	$54,009	$46,410	$707	$6,484	$14,326	$(1,280)	$120,656
Segregated funds net assets	$36,549	$27,657	$–	$2,275	$4,291	$–	$70,772

5. Capital Management and Capital Transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which it operates. Sun Life Financial manages the capital for all of its subsidiaries in a manner commensurate with their individual risk profiles. Further details on the Company’s capital and how it is managed are included in Note 10 of the 2009 Annual Consolidated Financial Statements.

28 Sun Life Financial Inc. Second Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SLF Inc. was above its minimum internal targets as at June 30, 2010. Sun Life Assurance’s Minimum Continuing Capital Surplus Requirement (MCCSR) ratio as at June 30, 2010 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), the Company’s principal operating life insurance subsidiary in the United States, was above the minimum level as at June 30, 2010. In addition, other foreign operations and foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdictions in which they operate maintained capital levels above minimum local requirements as at June 30, 2010.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital.

	As at
	June 30,	December 31,	June 30,
	2010	2009	2009

Equity:
Participating policyholders’ equity	$112	$107	$107
Preferred shareholders’ equity	2,015	1,741	1,741
Common shareholders’ equity(1)	15,931	15,489	16,065

Total equity	18,058	17,337	17,913

Other capital securities:
Subordinated debt	3,051	3,048	3,064
Trust Capital Securities(2)	1,644	1,644	1,150

Total other capital securities	4,695	4,692	4,214

Total capital	$22,753	$22,029	$22,127

(1)	Unrealized gains and losses on cash flow hedges and available-for-sale debt securities, included in equity above, are excluded from regulatory capital.

(2)	Trust Capital Securities are Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust and Sun Life Capital Trust II. These trusts are variable interest entities that are not consolidated by the Company.
B) SIGNIFICANT CAPITAL TRANSACTIONS
i) Issuance of preferred shares
On May 25, 2010, SLF Inc. issued $280 of Class A Non-Cumulative Rate Reset Preferred Shares Series 8R (Series 8R Shares) at a price of $25.00 per share. Holders are entitled to receive fixed non-cumulative quarterly dividends of $0.272 per share, yielding 4.35% annually, until June 30, 2015. On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (Series 9QR Shares) on June 30, 2015 and on June 30 every five years thereafter. Holders of Series 9QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Issuance costs of $6 (net of taxes of $3) were deducted from the Series 8R Shares in the Interim Consolidated Statements of Equity. Subject to regulatory approval, on June 30, 2015 and on June 30 every five years thereafter, SLF Inc. may redeem these shares in whole or in part, at par. These shares qualify as capital for Canadian regulatory purposes.
ii) Common shares issued under the Dividend Reinvestment and Share Purchase Plan (the Plan)
In the first two quarters of 2010, under the Plan, SLF Inc. issued approximately 4 million common shares from treasury at a discount of 2% to the average market price, as determined in accordance with the Plan, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.
6. Financial Investments and Related Net Investment Income (Loss)
A) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income (loss) consist of the following:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Bonds	$1,329	$2,394	$1,796	$1,736
Stocks	(249)	442	(92)	222
Other invested assets	(11)	15	(2)	(12)
Cash equivalents and short-term securities	1	7	–	7

Total changes in fair value of held-for-trading assets	$1,070	$2,858	$1,702	$1,953

B) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED FINANCIAL ASSETS
i) Temporarily impaired available-for-sale assets
The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 29

as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	June 30, 2010		December 31, 2009		June 30, 2009
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$3,351	$336	$3,369	$371	$5,788	$1,067
Available-for-sale stocks(1)	198	20	88	14	297	90
Available-for-sale other invested assets(2)	88	11	135	19	208	37

Total temporarily impaired financial assets	$3,637	$367	$3,592	$404	$6,293	$1,194

(1)	These assets include available-for-sale private equities that are accounted for at cost with a carrying value of $2 and $7 as at December 31, 2009 and June 30, 2009, respectively. There were no unrealized losses on these equities at June 30, 2010.

(2)	These assets include available-for-sale limited partnerships and other invested assets with a carrying value of $99 as at June 30, 2010 ($154 and $245 as at December 31, 2009 and June 30, 2009, respectively).
ii) Other-than-temporarily impaired available-for-sale assets
The Company wrote down $6 and $29 of impaired available-for-sale assets recorded at fair value during the three and six months, respectively, ended June 30, 2010 ($47 and $119 in the three and six months, respectively, ended June 30, 2009).
These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover.
The Company did not reverse any impairment on available-for-sale bonds in the three and six months ended June 30, 2010 and June 30, 2009.
iii) Impairment of held-for-trading assets
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian GAAP. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the Consolidated Statements of Operations for the period.
7. Financial Instrument Risk Management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2009 Annual Consolidated Financial Statements.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to financial and capital market risks, including changes to interest rates, credit spreads, equity market prices, foreign currency exchange rates, real estate values, private equity values and market volatility.
MARKET RISK SENSITIVITY
The Company’s earnings are affected by the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s Consolidated Financial Statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products.
The Company’s market risk sensitivities are forward-looking estimates. These are measures of the Company’s estimated net income and Other Comprehensive Income (OCI) sensitivities to the changes in interest rate and equity market levels described below, based on interest rates, equity market prices and business mix in place as at June 30, 2010. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks illustrated below, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the June 30, 2010 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.
These sensitivities reflect the composition of the Company’s assets and liabilities as of June 30, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as at the June 30, 2010 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

30 Sun Life Financial Inc. Second Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The sensitivities are based on financial reporting methods and assumptions in effect as at June 30, 2010. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportional impacts.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future net income and OCI sensitivities. Given the nature of these calculations, the Company cannot provide assurance that actual earnings and OCI impacts will be within the indicated ranges.
Additional information concerning the Company’s sensitivities is included in the “Outlook”, “Critical accounting policies and estimates”, and “Risk management” sections in the Company’s 2009 Annual Management’s Discussion and Analysis, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.
i) Interest rate risk
Interest rate risk is the potential for financial loss arising from changes or volatility in interest rates when assets and liability cash flows do not coincide. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change.
For held-for-trading assets and other financial assets supporting actuarial liabilities, the Company is exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest environments.
Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated.
The following table shows the estimated effect on net income of an immediate 1% parallel change in interest rates across the yield curve in all markets, as of the reporting date.

Increase (decrease)
As at June 30, 2010	in net income
1% increase	$ 100 to $ 200
1% decrease	$ (275) to $ (375)
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in the fair value of available-for-sale bonds are recorded to OCI. The following table shows the estimated effect on after-tax OCI of an immediate 1% parallel change in interest rates, across the yield curve in all markets, on the Company’s available-for-sale bonds.

Increase (decrease)
As at June 30, 2010	in after-tax OCI
1% increase	$ (350) to $ (450)
1% decrease	$ 350 to $ 450
ii) Equity risk
Equity market risk is the potential for financial loss arising from price changes or volatility in equity markets. Equity market price changes and/or volatility impact both assets and liabilities, which could adversely affect the Company’s business, profitability and capital requirements.
The following table shows the estimated effect on net income of immediate changes of 10% and 25% in stock prices, as of the reporting date.

Increase (decrease)
As at June 30, 2010	in net income
10% increase	$ 125 to $ 175
10% decrease	$ (175) to $ (225)
25% increase	$ 200 to $ 300
25% decrease	$ (550) to $ (650)
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in the fair value of available-for-sale equities are recorded to OCI. The following table shows the estimated effect on after-tax OCI of an immediate 10% change in stock prices, on the Company’s available-for-sale equities.

Increase (decrease)
As at June 30, 2010	in after-tax OCI
10% increase	$ 25 to $ 75
10% decrease	$ (25) to $ (75)
The Company’s equity portfolio is well diversified within North America and contains a significant amount of exchange-traded funds which are indexed to various North American stock indices.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 31

These equity sensitivities assume that the Company’s actual equity exposures consistently and precisely track the broader equity markets. Since in practice actual equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
A description of the interest and equity risk associated with policyholder obligations and how these risks are managed is included in Note 9 of the 2009 Annual Consolidated Financial Statements.
8. Changes in Actuarial Liabilities
Changes in actuarial liabilities for the three and six months ended June 30, 2010 and June 30, 2009, are as follows:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Actuarial liabilities, beginning of period(1)	$81,764	$81,231	$82,730	$79,361

Change in liabilities on in-force business(2)	1,511	1,285	1,591	436
Liabilities arising from new policies	610	1,218	1,407	2,498
Changes in assumptions or methodology(3)	(29)	303	(49)	400

Increase (decrease) in actuarial liabilities	2,092	2,806	2,949	3,334

Actuarial liabilities before the following:	83,856	84,037	85,679	82,695
Effect of changes in currency exchange rates	1,861	(2,498)	38	(1,156)

Actuarial liabilities, June 30	85,717	81,539	85,717	81,539
Add: Other policy liabilities	1,949	2,182	1,949	2,182

Actuarial liabilities and other policy liabilities, June 30	$87,666	$83,721	$87,666	$83,721

(1)	This balance has been restated. Refer to Note 2.

(2)	Due to the enactment of the Canadian tax rules relating to CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, an increase in actuarial liabilities of $135 was recorded during the first quarter of 2009. Prior to the enactment of these tax rules, actuarial liabilities included an estimated adjustment to account for income taxes as if these tax rules had, at the time, been enacted.

(3)	The increase in actuarial liabilities in 2009 includes $146 from strengthening default assumptions on mortgages and $114 due to increased cost of debt instruments used to cover United States statutory reserve requirements.
9. Income Taxes
A) INCOME TAXES EXPENSE (BENEFIT)
During the second quarter of 2010, the Company had an income tax recovery of $84 on income before taxes and non-controlling interest of $164, leading to a negative effective tax rate of 51.2%. For the six months ended June 30, 2010, the Company had an income tax recovery of $3 on income before taxes and non-controlling interest of $676, leading to a negative effective tax rate of 0.4%. These rates are significantly below the Company’s statutory income tax rate for 2010 of 30.5%.
The Company’s income tax recovery for the second quarter includes a tax benefit associated with the favourable resolution of tax litigation that was pending with the U.K. tax authority allowing the Company to carry forward certain tax losses. As a result, the Company released a contingent tax liability of $76 related to the total losses eligible to be carried forward and recorded an offsetting valuation allowance of $23; this resulting net tax benefit of $53 represents the portion of the losses that are more likely than not to be realized.
Furthermore, the Company’s income tax recovery for the quarter included a tax benefit of $39 relating to lower taxes on investment income ($81 for the six months ended June 30, 2010) and a benefit of $30 relating to lower tax rates applied to income subject to taxation in foreign jurisdictions ($72 for the six months ended June 30, 2010), as well as other net tax benefits of $12 ($3 for the six months ended June 30, 2010).

32 Sun Life Financial Inc. Second Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

B) INCOME TAXES INCLUDED IN OCI
OCI included in the Interim Consolidated Statements of Comprehensive Income is presented net of income taxes. The following income tax amounts are included in each component of OCI.

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Unrealized foreign currency gains and losses on net investment hedges	$10	$(4)	$14	$4
Unrealized gains and losses on available-for-sale assets	(1)	(233)	(23)	(149)
Reclassifications to net income for available-for-sale assets	14	6	16	(7)
Unrealized gains and losses on cash flow hedging instruments	4	(30)	(3)	(30)
Reclassifications to net income for cash flow hedges	(1)	3	–	–

Total income taxes benefit (expense) included in OCI	$26	$(258)	$4	$(182)

10. Pension Plans and Other Post-Retirement Benefits
The Company recorded the following expenses related to pension plans and other post-retirement plans.

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Pension benefit cost	$10	$9	$22	$18
Other post-retirement benefit expense (income)	$2	$–	$5	$–
11. Commitments, Guarantees and Contingencies
On November 15, 2007, SLF Inc. provided subordinated guarantees of certain subordinated debentures and preferred shares issued by Sun Life Assurance. As a result of providing these guarantees, Sun Life Assurance is entitled to rely on an order dated November 14, 2007 exempting it from most continuous disclosure and the certification requirements of Canadian securities laws.
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated), as required under the order.

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
Results for the three months ended	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

June 30, 2010
Revenue	$115	$5,096	$1,804	$(209)	$6,806
Shareholders’ net income (loss)	$224	$237	$(58)	$(168)	$235

June 30, 2009
Revenue	$19	$6,079	$2,545	$77	$8,720
Shareholders’ net income (loss)	$608	$271	$361	$(632)	$608

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
Results for the six months ended	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

June 30, 2010
Revenue	$201	$9,858	$3,156	$(354)	$12,861
Shareholders’ net income (loss)	$653	$545	$33	$(566)	$665

June 30, 2009
Revenue	$28	$9,536	$4,232	$(48)	$13,748
Shareholders’ net income (loss)	$413	$389	$70	$(459)	$413

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. Second Quarter 2010 33

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
Assets as at	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

June 30, 2010
Invested assets	$20,095	$86,035	$24,487	$(18,746)	$111,871
Total other assets	$7,769	$10,832	$16,330	$(21,887)	$13,044
Actuarial and other policy liabilities	$–	$71,294	$16,215	$157	$87,666
Total other liabilities	$9,918	$14,963	$19,514	$(25,204)	$19,191

December 31, 2009
Invested assets	$21,324	$82,930	$23,766	$(19,791)	$108,229
Total other assets	$4,319	$10,224	$10,373	$(13,054)	$11,862
Actuarial and other policy liabilities	$–	$69,043	$15,629	$86	$84,758
Total other liabilities	$8,413	$13,676	$12,234	$(16,327)	$17,996

June 30, 2009
Invested assets	$21,923	$81,084	$25,344	$(20,229)	$108,122
Total other assets	$1,374	$10,767	$5,831	$(5,438)	$12,534
Actuarial and other policy liabilities	$–	$67,654	$16,145	$(78)	$83,721
Total other liabilities	$5,491	$13,695	$8,339	$(8,503)	$19,022

34 Sun Life Financial Inc. Second Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)